                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 10
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         July 29, 1996
     (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

  Check the following box if a fee is being paid with this statement [ ].

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))
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     This Amendment No. 10 to Schedule 13D (the "Schedule 13D")
is being filed on behalf of J.R. Simplot Company (the "Company") to further amend the Schedule 13D as originally filed on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D filed on November 29, 1995 by the Company, Simplot Canada Limited, John R. Simplot, J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989, JRS Properties, L.P. (collectively, the "Reporting Persons") and as subsequently amended from time to time. Capitalized terms used herein and not otherwise defined have the same meanings as provided in the Amendment No. 4 to Schedule 13D. This Amendment No. 10 to Schedule 13D does not amend any information with respect to any of the Reporting Persons other than the Company.

Item 7. Material to be Filed as Exhibits, is hereby amended by adding thereto the following exhibits (all of which had been described in Amendment No. 9 to Schedule 13D filed on July
31, 1996):

Exhibit Number              Exhibit

     J.        Agreement between J.R. Simplot Company and
               Canadian Imperial Bank of Commerce dated July 29,
               1996 (Forward).

     K.        Loan Agreement between J.R. Simplot Company and
               Canadian Imperial Bank of Commerce dated July 29,
               1996.

     L. Pledge given by J.R. Simplot Company in favor of Canadian Imperial Bank of Commerce dated
               July 29, 1996.

     M.        Agreement between J.R Simplot Company and Canadian
               Imperial Bank of Commerce dated July 29, 1996.

     N.        Irrevocable Proxy executed by J.R. Simplot Company
               in favor of the Chairman of the Board and the
               Chief Financial Officer of Micron Technology, Inc.
               dated July 29, 1996.
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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 2, 1996

J. R. Simplot Company

By:    /s/ RONALD N. GRAVES
Title: Secretary